                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  46)*
                                          ----

     Westminster Capital, Inc. (formerly Far West Financial Corporation)
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                                (Name of Issuer)

                   Common Stock, Par Value $1 Per Share
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                          (Title of Class of Securities)

                                   307351106
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                                 (CUSIP Number)
                  William Belzberg and Bel-Cal Holdings, Ltd.
  9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212
                           Telephone: (310) 278-1930
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           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 15, 1998
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            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
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CUSIP No. 307351106                   13D                 Page  2  of  3  Pages
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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons
     WILLIAM BELZBERG
     BEL-CAL HOLDINGS, LTD.
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
     WilLIAM BELZBERG-CANADA.
     BEL-CAL HOLDINGS, LTD.-CANADA
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned               William Belzberg -- 1,964,070 shares
                                  Bel-Cal Holding, Ltd. -- 1,964,070 shares
                                  (which are included in Mr. Belzberg's total)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  William Belzberg -- 1,964,070 shares
                                  Bel-Cal Holdings, Ltd. -- 1,964,070 shares
                                  (which are included in Mr. Belzberg's total)
                             --------------------------------------------------
                             (10) Shared Dispositive Power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     William Belzberg -- 1,964,070 shares
     Bel-Cal Holdings, Ltd. -- 1,964,070 shares (which are included in Mr. Belzberg's total)
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
     William Belzberg -- 25.1%
     Bel-Cal Holdings, LTD. -- 25.1%
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(14) Type of Reporting Person*
     William Belzberg -- IN
     Bel-Cal Holdings, Ltd. -- CO
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                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  3  Pages
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                               AMENDMENT NO. 46
                                TO SCHEDULE 13D
                         FILED PURSUANT TO RULE 13d-2
                     OF THE GENERAL RULES AND REGULATIONS
            UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


     The undersigned hereby amend the Schedule 13D heretofore filed by them, as amended through the date hereof relating to the Common Stock, $1.00 Par Value, of Westminster Capital, Inc., a Delaware corporation, formerly Far West Financial Corporation ("Issuer").

ITEM 1.  SECURITY AND ISSUER

     This Schedule D relates to the Common Stock, $1.00 par value of the Issuer (the "Common Stock"). The principal executive offices of Westminster Capital, Inc. are located at 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212.

ITEM 2.  IDENTITY AND BACKGROUND

     Bel-Cal Holdings, Ltd. is a Canadian corporation ("Bel-Cal"). Its principal business is the ownership and management of investments, and its principal business and principal office are located at 1400 First Alberta Place, 777 - 8th Avenue, S.W., Calgary, Alberta, Canada T2P3R5..

     William Belzberg, 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212, owns beneficially all of the outstanding voting stock of Bel-Cal. His principal occupation is President and Chief Executive Officer of the Issuer.

     Neither Bel-Cal nor Mr. William Belzberg has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 15, 1998 Bel-Cal purchased 102,000 shares of Common Stock in a privately negotiated transaction for $2.625 per share or an aggregate purchase price of $267,750. In addition on August 13, 1998 Bel-Cal purchased 30,000 shares in a privately negotiated transaction for $2.75 per share or an aggregate purchase price of $82,500. The source of funds used to make both purchases was the working capital of Bel-Cal. Mr. William Belzberg is the President, sole director and owner of all of the outstanding voting stock of Bel-Cal, and as such may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by Bel-Cal pursuant to Rule 13d-3 of the Securities and Exchange Commission adopted under the Securities Exchange Act of 1934. Pursuant to Rule 13d-4 of the Securities and Exchange Commission, William Belzberg disclaims beneficial ownership of that portion of the shares of Common Stock of the Issuer owned by Bel-Cal which is proportional to the shares of capital stock of Bel-Cal not owned of record by him.

ITEM 4.  PURPOSE OF TRANSACTION

     The shares of Common Stock of the Issuer were acquired by Bel-Cal for investment purposes. Neither Bel-Cal nor Mr. William Belzberg has any plans or proposals relating to or resulting in any of the matters referred to in
Item 4 of Schedule 13D, except that the Issuer has announced publicly that it intends to pursue the acquisition of a 100% or other substantial interest in other operating companies. Mr. Belzberg, as an officer of the Issuer, may be involved in seeking such acquisitions and, as a director of the Issuer, may be called upon to consider and approve any such acquisition.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this Amendment Bel-Cal owned of record and beneficially 1,964,070 shares of the Common Stock of the Issuer. By virtue of being the owner of all of the outstanding voting stock of Bel-Cal, William Belzberg may be deemed to have voting and dispositive powers with respect to such shares and thus may be deemed to beneficially own the shares. These shares represented 25.1% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The shares of Common Stock of the Issuer were acquired by Bel-Cal for investment purposes. Neither Bel-Cal nor Mr. William Belzberg has any contracts, arrangements, understandings or relationships (legal or otherwise) between themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       December 21, 1998
                                       ----------------------------------------
                                       (Date

                                        /s/ W. Belzberg
                                       ----------------------------------------
                                       WILLIAM BELZBERG

                                       BEL-CAL HOLDINGS, LTD.

                                        /s/ W. Belzberg
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                                       WILLIAM BELZBERG, PRESIDENT